News Release	NYSE-AMEX, TSX Symbol: NG

NovaGold Completes Preliminary Economic Assessment for Ambler Project

April 14, 2011 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX: NG, TSX: NG) today announced the results of a Preliminary Economic Assessment (“PEA”) for its 100%-owned Ambler project in northwest Alaska. The Ambler property comprises 36,670 hectares (90,624 acres) of State of Alaska mining claims and Federal patented and unpatented mining claims and hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which is the focus of the PEA. All amounts are in US$ unless otherwise indicated.

Highlights

Indicated mineral resources of 16.8 million tonnes
4.1% copper
6.0% zinc
Inferred mineral resources of 12.1 million tonnes
3.5% copper
4.9% zinc
Base case using long-term metal prices[1]
Pre-tax NPV8% of $718 million with an IRR of 30%
Post-tax NPV8% of $505 million with an IRR of 25%
At current metal prices[2]
Pre-tax NPV8% of $2.2 billion with an IRR of 59%
Post-tax NPV8% of $1.6 billion with an IRR of 50%
Underground mining operation with 25-year mine life processing up to 4,000 tonnes per day using a conventional flotation circuit producing three concentrates
Average annual payable metal production estimated at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver
Life-of-mine payable metal production estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver
Initial startup capital of $262 million, sustaining capital of $134 million
Operating cost $99.32/t milled; cash cost $0.97/lb copper net of byproducts at long-term metal prices

Notes
1.	Base case metal prices: $2.50/lb copper, $1.05/lb zinc, $1.00/lb lead, $1,100/oz gold and $20/oz silver.
2.	Current metal prices: $4.31/lb copper, $1.20/lb zinc, $1.20/lb lead, $1,425/oz gold and $36/oz silver.

“This preliminary economic assessment demonstrates the robust economics of developing one of the highest-grade VMS deposits in the world,” said Rick Van Nieuwenhuyse, President & CEO of NovaGold. “This economic study provides the market with additional clarity on Ambler’s potential, and we are reviewing options to best realize value from the Ambler project. As we advance the Arctic deposit, we will continue collaborating with our Alaskan Native partner and neighboring landholder, NANA Regional Corporation, to explore and develop the Ambler region.”

“Ambler offers an exciting exploration opportunity in a strong base metals market,” said Joe Piekenbrock, Vice President Exploration of NovaGold. “This year we’ll focus on converting inferred resources to measured and indicated classification and increasing the overall resource base, as well as identifying new targets for continued exploration. The Ambler property is a large district with numerous high-grade VMS deposits, and we expect to continue our track record of adding significant value with exploration success.”

NovaGold Resources Inc.

Ambler Preliminary Economic Assessment Results

NovaGold commissioned SRK Consulting (U.S.), Inc. (“SRK”) to prepare an independent PEA of the Ambler project in northwest Alaska. The PEA will be filed within 45 days on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Based on the PEA, mining of the Ambler deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current resource base of 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources support a 25-year mine life. The mine would produce three concentrates: a copper concentrate with gold byproduct, a lead concentrate with silver and gold byproducts and a zinc concentrate with silver byproduct, with copper cash costs, net of byproducts at long-term metal prices, of $0.97/lb copper. Average annual payable metal production is forecast at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver. Life-of-mine (“LOM”) payable metal production is estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver. The production schedule is based on processing average-grade material through the life of the operation, with potential upside to be obtained by mining higher-grade ore during the early years of the project.

SRK developed a conceptual process flowsheet to produce separate copper, lead and zinc flotation concentrates using unit operations that are standard to the industry. Additional metallurgical testing will be undertaken during the next phase of study to further develop the design parameters. LOM production and recoveries are summarized below based on the current conceptual process.

Ambler Mine Production Summary1

Tonnes processed		29,249,000
Grade:	Copper	3.1%
	Zinc	4.5%
	Lead	0.7%
	Gold	0.6 g/t
	Silver	44.8 g/t

1. Figures reflect assumed mine dilution and mine recovery factors.

Ambler Mill Production Summary

Model Parameter	Unit	Copper Concentrate	Lead Concentrate	Zinc Concentrate
Concentrate produced	kt-dry	2,571	224	1,841
Moisture content:	%	10.0	10.0	10.0
Mill recoveries[1]:	%	86.8	68.1	81.1
Concentrate grade[1]:	%	29.1	55.1	57.9
Gold	g/t	0.65	38.3	0.40
Silver	g/t	72.37	2,573	16.1
Contained:
Zinc	kt	67	13	1,066
Copper	kt	747	26	10
Lead	kt	17	124	5
Gold	koz	54	276	24
Silver	koz	5,981	18,541	952

1. For primary metal in concentrate.

NovaGold Resources Inc.

Ambler Payable Metal Production

	Copper	Zinc	Lead	Gold	Silver
Average Annual	67 Mlbs	80 Mlbs	12 Mlbs	11 Kozs	866 Kozs
Life of Mine	1.7 Blbs	2.0 Blbs	291 Mlbs	266 Kozs	21.7 Mozs

Project Economics

Using base case metal prices of $2.50/lb copper, $1.05/lb zinc, $1.00/lb lead, $1,100/oz gold and $20/oz silver, project value on a pre-tax basis (NPV8%) is $718 million with an IRR of 30%. Project value on a post-tax basis (NPV8%) is $505 million with an IRR of 25%. Post-tax cash flow is estimated at $1.7 billion, with full payback occurring in year 4 of operations using base case metal prices.

Using current metal prices of $4.31/lb copper, $1.20/lb zinc, $1.20/lb lead, $1,425/oz gold and $36/oz silver, project value on a pre-tax basis (NPV8%) is $2.2 billion with an IRR of 59%, with a post-tax value (NPV8%) of $1.6 billion and an IRR of 50%. Full payback at current metal prices would occur in year 2 of operations, with post-tax cash flow estimated at $4.6 billion.

Start-up capital is estimated at $262 million including a 25% contingency of $52 million. Sustaining capital of $134 million comprises primarily underground development, equipment and tailings dam expansion throughout the mine life and includes a contingency of $34 million. The total LOM capital cost estimate is $429 million, which is considered accurate to ±30%.

Project cash costs, defined as the sum of total operating, freight and marketing, and royalty costs, are estimated at $132/t milled. Operating costs include mining and processing costs estimated at $48.6/t milled and $29.7/t milled, respectively.

Ambler Capital Cost Estimates (in millions)

Description	Initial	Sustaining	LOM
Mining	$37.8	$97.1	$134.9
Processing and tailings	$111.3	$19.9	$131.2
Infrastructure	$60.2	$16.8	$77.0
Capital cost	$209.3	$133.9	$343.2
Contingency @ 25%	$52.3	$33.5	$85.8
Total Capital	$261.6	$167.3	$429.0

Note: Numbers may not sum due to rounding.

Mineral Resource Estimate

The mineral resource was developed from a drillhole database consisting of 119 core holes, 96 of which intercepted significant mineralization. Of the 25,000 meters drilled, 4,808 intervals were sampled representing 9,128 meters of sampled drilling. Five mineralized massive sulfide zones have been defined along a northeasterly striking corridor, with all zones tending to dip moderately to the southwest. The mineralization within the project occurs as massive sulfide lenses hosted within weakly to unmineralized schistose country rocks. Potentially economic mineralization is associated with coarse-grained sulfides.

NovaGold Resources Inc.

Ambler Mineral Resource Statement
as of March 31, 2011

Resource Category	Zone	Tonnage (kt)	Metal Grades					Contained Metal
			Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Cu (klb)	Zn (klb)	Pb (klb)	Au (koz)	Ag (koz)
	1	5,293	4.56	6.45	1.05	0.96	62.77	532,571	752,305	122,428	163	10,683
Indicated	2	2,982	4.36	5.82	0.80	0.52	45.76	286,906	382,593	52,831	50	4,387
	3	1,964	3.66	5.98	0.93	0.52	51.02	158,357	259,080	40,173	33	3,222
	4	6,089	3.82	6.00	0.98	1.01	68.71	513,088	805,142	130,965	197	13,451
	11	517	4.16	3.32	0.34	0.25	32.86	47,400	37,854	3,859	4	546
	All Zones	16,845	4.14	6.02	0.94	0.83	59.62	1,538,322	2,236,974	350,255	447	32,289
	0	1,191	2.18	2.24	0.70	0.34	4.17	57,114	58,716	18,474	13	159
	1	3,166	3.91	5.74	0.93	0.76	54.98	273,161	400,765	64,808	77	5,596
	2	1,559	4.06	5.60	0.74	0.43	43.40	139,424	192,610	25,317	22	2,175
Inferred	3	1,307	3.83	5.13	0.63	0.44	48.08	110,404	147,864	18,292	18	2,020
	4	4,492	3.28	4.95	0.83	0.87	57.56	324,875	489,789	81,815	126	8,312
	11	373	4.25	3.30	0.35	0.29	33.65	34,945	27,137	2,905	3	404
	All Zones	12,087	3.53	4.94	0.79	0.67	48.04	939,923	1,316,882	211,610	260	18,667

Notes:
1.

Mineral Resources have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (November 2005). The preliminary assessment contained herein includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

2.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
3.	Resources stated as contained within potentially economically minable underground shapes above a $75.00/t NSR cut-off.
4.

NSR calculation is based on assumed metal prices of $2.50/lb for copper, $1.00/lb for zinc, $1.00/lb for lead, $1,000/oz for gold and $16/oz for silver. A mining cost of $45.00/t and combined processing and G&A costs of $31.00 were assumed to form the basis for the resource NSR cut-off determination. Note: these metal prices and operating costs differ from those used for the cash flow model.

5.	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not sum due to rounding.

2011 Development Plans

Planned field work at the Ambler project during 2011 includes 10,000 meters of exploration and geotechnical drilling. Exploration drilling will focus on in-fill drilling to convert inferred resources to a higher classification and to expand the overall resource base. Geotechnical drilling will provide structural information for a greater understanding of the deposit as well as subsurface hydrologic information. In addition, the 2011 work program will focus on advancing the environmental and engineering studies required to initiate a pre-feasibility study for the project, with geotechnical, metallurgical and hydrological studies as well as environmental baseline data collection.

District Exploration Potential

Mineralization at the project and within the Ambler District generally consists of polymetallic (copper-zinc-lead-gold-silver) volcanogenic massive sulfide (“VMS”) occurrences. Mineralization occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4 meters thick but vary from less than 1 meter up to 18 meters thick. The bulk of the mineralization is within four zones located between two thrust faults, the upper Warm Springs Thrust and the Lower Thrust. A smaller fifth zone is located below the Lower Thrust. All of these zones are within an area of roughly 1 square kilometer, with average zone length ranging from 850 meters to 600 meters and width ranging from 700 meters to 350 meters. Depths of known mineralization extend to approximately 250 meters below the surface. Host rocks are bimodal metavolcanic and metasedimentary rocks of the Devonian Ambler Sequence.

VMS mineralization can be found along the entire 110-kilometer strike length of the district. As is typical of VMS-styled deposits, there are a number of mineralized deposits within this trend. Past exploration work has outlined potential resources at the Horse Creek, Sunshine Creek, BT and Shungnak VMS prospects within the trend. Limited exploration drilling along with field mapping, stream sediment sampling and geophysics has also identified numerous prospective targets for future exploration.

NovaGold Resources Inc.

Project Infrastructure

Infrastructure required for the project includes building and upgrading an access road connecting the mine site to the village of Kobuk, camp accommodations, administration and maintenance facilities, the mine and plant site area, the tailings facility and diesel power generation. Due to the remote location of the project, primary access is currently by air using both fixed wing aircraft and helicopters. SRK examined various alternatives for improved access to the project area and transport of materials. Of these alternatives, access to the project is proposed to be via a road approximately 340 kilometers (211 miles) long extending west from the Dalton Highway along generally level terrain to the village of Kobuk, where it would connect with existing roads to the proposed project area. NovaGold has had constructive discussions with the State of Alaska regarding the concept of a public/private partnership for construction and operation of the road. For this study, SRK has assumed that the road would be designed and constructed by the State of Alaska. NovaGold would then reimburse the State on an agreed-upon basis over the operating life of the mine. A similar arrangement exists between the State and the Red Dog mine in northwest Alaska for its road and port facility.

Two existing airports at Dahl Creek and Kobuk are suitable to support the fly in/fly out mine camp. Materials and concentrate would travel by truck along the proposed road. Concentrate would be offloaded onto rail in Fairbanks for transport to the nearest shipping port and subsequently to the contracted smelter. The project is expected to require 10.2 megawatts of power, with on-site diesel generators providing electricity.

Environmental Assessment and Permitting

Development of the project will include environmental baseline analyses, impact assessment and evaluation, and associated permitting requirements. The project will require significant infrastructure development including the mine, mill, tailings impoundment and ancillary facilities, including an on-site personnel camp. The project will require multiple permits and authorizations from regulatory agencies and other entities at the Federal, State and local levels. As a result of the remoteness of the project and the lack of existing infrastructure, it is likely that a significant permitting effort will also be a part of the development of support infrastructure. Due to the preliminary nature of the PEA, it is difficult to assess what specific permitting requirements will ultimately apply.

While data collection to date has largely been focused on geologic and geochemical studies, in 2010 NovaGold initiated the environmental baseline studies that will form the basis of the permitting process and will expand its data collection efforts during 2011.

Community Engagement

NovaGold has worked closely with NANA, its Alaskan Native partner at the Ambler project, since initiating work at the project in 2004. NovaGold continues to work with NANA to establish an agreement for collaborative development of the Ambler district. NANA has a long-term plan to support development of its lands that will bring lasting economic opportunities and a more sustainable future to its people. The NANA region is located in a geologic setting that hosts some of the world’s largest base metal deposits and there is a long history of mineral development on NANA lands, including NANA’s partnership with Teck Resources Limited at Red Dog, the world’s largest zinc mine.

NovaGold believes that mining projects can be developed in a manner that brings tangible benefits to all stakeholders. As an Alaskan Native corporation, NANA values subsistence as the best use of its traditional lands, and all development projects must embrace this perspective. NovaGold is committed to respecting and protecting the culture of its community partners and using traditional knowledge to enhance project development. NovaGold is committed to open and transparent communications with the communities in which it works, and frequently holds community meetings to discuss project development plans, answer questions and solicit feedback on the project.

NovaGold Resources Inc.

PEA Contributions

The PEA and resource estimates have been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 of the Canadian Securities Administrators. Neal Rigby, PhD, CEng, MIMMM and Russ White, PGeo, are the Qualified Persons responsible for preparation of the PEA and have verified that the data from their report is fairly and accurately disclosed in this news release.

Readers are cautioned that the conclusions, projections and estimates set out in this press release are subject to important qualifications, assumptions and exclusions, all of which are detailed in the PEA. To fully understand the summary information set out above, the technical report that will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov should be read in its entirety.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer, and offers superior leverage to gold with one of the largest reserve/resource bases of any junior or mid-tier gold company. NovaGold has a strong track record of expanding deposits through exploration success and forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Creek project in Alaska, one of the world’s largest undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation. The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited. NovaGold also owns a 100% interest in the high-grade Ambler copper-zinc-lead-gold-silver deposit in northern Alaska and has other earlier-stage exploration properties. NovaGold trades on the TSX and NYSE-AMEX under the symbol NG. More information is available at www.novagold.net or by emailing info@novagold.net.

# # #

NovaGold Contact

Rhylin Bailie
Director, Communications & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with NANA for development of the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; the need for cooperation with State agencies to build an access road; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

NovaGold Resources Inc.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.